UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC FILE NUMBER

                                                                  1-7614


(Check One):  [ X ] Form 10-K and Form 10-KSB  [  ] Form 11-K   [  ] Form 20-F
              [   ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR  [  ] Form N-CSR

         For Period Ended:    December 31, 2002
                            ----------------------------------------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR
         For the Transition Period Ended:
                                           ----------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                              PMCC FINANCIAL CORP.
                              --------------------
                             Full Name of Registrant

                            ------------------------
                            Former Name if Applicable

                               1767 Morris Avenue
                               ------------------
            Address of Principal Executive Office (Street and Number)

                             Union, New Jersey 07083
                             -----------------------
                            City, State and Zip Code


                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X ](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 within the prescribed time period due to issues relating to disclosures and presentation concerning the discontinued residential rehabilitation segment of the Company's business which could not be completed in a timely manner without significant additional cost.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Stephen J. Mayer                      (516)             255-1700
     --------------------------------------------------------------------------
     (Name)                                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

     Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Quarterly Reports on Form 10-QSB for the periods ended March 31 2002, June 30, 2002 and September 30, 2002

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

     The Company will report net income of $2.4 million for the year ended December 31, 2002 compared to a loss of $431,000 for the year ended December 31, 2001. This is primarily the result of increased loan originations from $200 million in 2001 to $364 million in 2002.

                              PMCC FINANCIAL CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2003                       By: /s/ Stephen J. Mayer
    --------------------                     -----------------------------------
                                              Stephen J. Mayer
                                              Executive Vice President & Chief
                                              Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)